Parallel Flight Technologies, Inc.



ANNUAL REPORT

450 McQuaide Dr.
La Selva Beach, CA 95076
831- 252-4175
parallel.aero

This Annual Report is dated December, 31 2019

BUSINESS

We design heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircraft can lift more payload and fly for a longer duration than other competitive technologies. We are currently developing unmanned aircraft solutions for the wildland firefighter to drastically improve firefighter safety and effectiveness. Parallel is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting our technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. There are several uses for the drones that help firefighting crews control blazes and with search and rescue missions. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews and performing unmanned controlled burns to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use cases including agriculture, search-and-rescue, pandemics and logistics.

Previous Offerings

Between, 10/10/2019 to 1/14/2020 we sold 872,114 in exchange for $1.40 per share under Regulation Crowdfunding.

We made the following issuances of securities within the last three years:

Type of security sold: Class A Common Stock
Final amount sold: 872,114
Use of proceeds: Completing prototype and begin on Beta
Date: December 31, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $248,000.00
Use of proceeds: Building our prototype aircraft.
Date: May 01, 2019
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $30.00
Number of Securities Sold: 3,000,000
Use of proceeds: Operations
Date: September 14, 2018
Offering exemption relied upon: Rule 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $20.00
Number of Securities Sold: 2,000,000
Use of proceeds: Operations
Date: September 14, 2018
Offering exemption relied upon: Rule 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

With the funds raised in our Regulation Crowdfunding, we have sufficient capital to operate for the next 10 months. To scale we estimate we will need to raise an additional $5M to build out our beta program. This covers increased staffing, R&D materials, operational expenses, IP, and testing costs associated with bringing our first products to customers.

Foreseeable major expenses based on projections:

Major expenses are increased staffing and R&D materials for moving from a prototype level to a beta aircraft level.

Future operational challenges:

Future operational challenges include COGS for our product.

Future challenges related to capital resources:

Since 2019, we have acquired signed LOI's demonstrating more customer traction.

2018 Compared to 2019

Income increased from $182,294, in 2018 to $769,180. In 2019. The primary component of the increase was:

- $1,069,000 raised in our Regulation Crowdfunding offering.

Future milestones and events:

A successful beta program will be important to our success.

If we are able to raise the maximum amount we are seeking to raise in our currently contemplated Regulation A+ Offering, we expect we can complete initial development and begin delivering beta level aircraft to customers in early 2021.

Liquidity and Capital Resources

As of December 31, 2019, we had cash on hand of $749,022.59.

Debt

Creditor: SAFE
 Amount Owed: $247,000.00
 Interest Rate: 0.0%
 Maturity Date: N/A

The SAFE Notes The automatically convert into preferred stock at an a 15% discount to the price per share paid by investors in our next preferred stock equity financing conducted at a fixed pre-money valuation; provided, however, if there is a change of control or an initial public offering of the Company's common stock prior to the termination or expiration of the SAFE Notes, the holders of the SAFE Notes shall, at their option, receive (a) a cash payment equal to the face value of the SAFE Notes, or (b) the number of shares of our common stock equal to the face value of the SAFE Notes divided by the price per share equal to the fair market value of our common stock as of the date of such liquidity event, based on the purchase price in connection with such change of control or initial public offering, multiplied by 85%. We entered into Pro Rata Rights Agreements with each holder of SAFE Notes providing them with a preemptive right to purchase their pro rata share of any securities sold in a private placement occurring after the SAFE Notes have converted into common stock, which pro rata share is based on the ratio that the total number of shares of capital stock owned by the investor, bears to the total number of issued and outstanding capital stock outstanding, on a fully diluted basis, calculated as of immediately before the issuance of such securities. If we voluntarily terminate operations, enter into an assignment for the benefit of our creditors or otherwise liquidate, dissolve or wind up, we shall pay the holders of the SAFE Notes an amount equal to the face value of their SAFE Notes, prior and in preference to any distribution to the holders of our outstanding capital stock.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:


Significant Employees and Directors:

Joshua Resnick
CEO, President and Director
Age: 40
Term of Office: Indefinitely
Term Began: September, 10 2018
Employment: Full-time

      Joshua Resnick, has served as our Chief Executive Officer, President and a director since our inception in September 2018, and oversees our operations. Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Physics and Electrical Engineering from Worcester Polytechnic Institute.

David Adams
Sr. Hardware Engineer, Secretary and Director
Age: 37
Term of Office: Indefinitely
Term Began: September, 10 2018
Employment: Full-time

      David Adams, has served as our Secretary, a Director and our lead hardware engineer since our inception in September 2019, and oversees hardware development. Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including software developers, hardware designers, and process engineers on semiconductor fabrication. Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research where he was a cross-functional product engineer focused on new product integration and design. Taking the lead on integrating new technology into LAM's flagship product and becoming the expert that people sought out for advice and lessons learned for their own integration projects. This experience started his work in new product integration and has shaped my ability for manufacturing integration and bringing up complex systems that are usable and marketable.

Bobby Hulter
Sr. Software Engineer, Treasurer and Director
Age: 36
Term of Office: Indefinitely
Term Began: September, 10 2018
Employment: Full-time
      Robert Hulter, has served as our Treasurer, a Director and lead software engineer since our inception in September 2018, where he oversees the development of our software. Between January 2010 and September 2018, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells. Hulter receive a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early—stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:
Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, including, our Chief Executive Officer, President and director, Joshua Resnick. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

As a manufacturer of commercial UAS, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business.

As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, those issued under the Consumer Products Safety Act, as well as those issued under product safety and consumer protection statutes in our international markets. Failure to comply with any applicable product safety or consumer protection regulation could result in sanctions that could have a negative impact on our business, financial condition and results of operations.

Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from expanding the sales of our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, or fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will impede our ability to sell our drones.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We face significant market competition.

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

We have various loans outstanding. *See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Debt."* In addition, we may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. In addition to holding various trademarks, we have one patent application pending and one provisional patent application pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our components are manufactured internationally. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. Due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If our drones fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our drones could be harmed.

Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effects on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

We will incur significant costs related to contracting for the manufacture of our drones, procuring the materials required to manufacture our drones, assembling drones and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Risks Related to the Offering of our Class A Shares.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class A Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for our Class A Shares currently exists, it will be difficult for you to sell your Class A Shares and, if you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

There is no public market for our Class A Shares. Until our Class A Shares are listed on an exchange, if ever, you may not sell your Class A Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class A Shares promptly or at all. If you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

Investors in our Class A Shares will have to assign their voting rights.

As part of this investment, each investor in this offering will be required to agree to the terms of the Subscription Agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is a part. By each such investor's execution of the Subscription Agreement and under the terms thereof, investors will grant an irrevocable proxy, giving the right to vote its Class A Shares to our President (the "Proxy"). That will limit investors' ability to vote their Class A Shares until the events specified in the proxy, which include (a) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Shares, (b) a transaction or series of related transactions in which Class A Shares representing more than 50% of our outstanding voting power are acquired from our stockholders, (c) an acquisition by another entity, in which the holders of our voting securities outstanding immediately prior to such transaction, do not retain at least a majority of the total voting power represented by our outstanding voting securities or the voting securities of the other surviving or resulting entity, after such transaction, (d) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of our assets, or (e) our liquidation, dissolution or winding up. While it is currently contemplated that we will allow investors to vote or have input on certain aspects of our operations, such as which players to start in a particular fantasy game and the hiring and termination of our general manager, we are not obligated to provide such rights, and, if we do, we may terminate those rights at any time. Therefore, there is no guarantee that investors will be able to influence any decisions related to us.

In addition, the inability of the holders of Class A Shares issued in this Offering to vote their Class A Shares, and the provision of a voting proxy to our President, who will essentially have control of every vote of the stockholders, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our sole officer and a director, owns a majority of our voting shares

As of the date of this Offering Circular, our CEO and director, controls approximately 85% of our voting power. Therefore, Mr. Resnick is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

With the approval of the holders of each of the Class A Shares and Class B Shares, voting as separate classes, our Board may provide for different treatment of the holders of Class A Shares and Class B Shares in connection with the payment of dividends, the payment of distributions upon our liquidation, dissolution or winding up, or upon our merger or consolidation with another entity, or the subdivision, combination or reclassification of our shares.

While our Certificate of incorporation provides for the equal treatment of the holders of our Class A Shares and Class B Shares with respect to the payment of dividends, the payment of distributions upon our liquidation, dissolution or winding up, or upon our merger or consolidation with another entity, or the subdivision, combination or reclassification of our shares, with the approval by a majority of our outstanding Class A Shares and Class B Shares, each voting as a separate class, our Board may treat the holders of Class A Shares and Class B Shares disproportionately. For example, with such approval, the Board could declare disproportionate dividends on the Class A Shares and Class B Shares, disproportionately distribute the proceeds of a liquidation or resulting from a merger or consolidation with another entity among the holders of Class A Shares and Class B Shares, or disproportionately subdivide, combine or reclassify our shares. The holders of a majority of our Class A Shares could approve any of the foregoing, which could have a material adverse effect on the holders of Class A Shares.

Our Class A Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. Upon the closing of this offering, there may be over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our voting securities calculated by voting power, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of Aggregate voting power
Class B Common Stock	**Joshua Resnick** 1120 Sylvia Way, Ben Lomond, CA 95005 All officer and directors as a group (1 person)	2,000,000 shares	0	100%	84.16%
		2,000,000 shares	0	100%	84.16%
Class A Common Stock	**David Adams** 7050 McAdams Ln, Santa Cruz, Felton, CA 95018	1,500,000 shares	0	39.85%	6.31%
	Bobby Hulter 6619 Cooper St. Felton, CA 95018	1,500,000 shares	0	39.85%	6.31%
	All directors & officers as a group (2 person)	3,000,000	0	79.70%	12.62%
Class A & Class B Common Stock	All directors & officers as a group (2 person)	5,000,000	0	NA	96.78%

1. The address for all the Executives and Directors is 450 McQuaide Dr. La Selva Beach, CA 95076


RELATED PARTY TRANSACTIONS


Name of Entity: David Adams

Relationship to Company: Director

Nature / amount of interest in the transaction: David Adams, a founder, a director and our corporate secretary, and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned previously.

Material Terms:

The SAFE Note automatically converts into preferred stock at an a 15% discount to the price per share paid by investors in our next preferred stock equity financing conducted at a fixed pre-money valuation; provided, however, if there is a change of control or an initial public offering of the Company's common stock prior to the termination or expiration of the SAFE Notes, the holders of the SAFE Notes shall, at their option, receive (a) a cash payment equal to the face value of the SAFE Notes, or (b) the number of shares of our common stock equal to the face value of the SAFE Notes divided by the price per share equal to the fair market value of our common stock as of the date of such liquidity event, based on the purchase price in connection with such change of control or initial public offering, multiplied by 85%. We entered into Pro Rata Rights Agreements with each holder of SAFE Notes providing them with a preemptive right to purchase their pro rata share of any securities sold in a private placement occurring after the SAFE Notes have converted into common stock, which pro rata share is based on the ratio that the total number of shares of capital stock owned by the investor, bears to the total number of issued and outstanding capital stock outstanding, on a fully diluted basis, calculated as of immediately before the issuance of such securities. If we voluntarily terminate operations, enter into an assignment for the benefit of our creditors or otherwise liquidate, dissolve or wind up, we shall pay the holders of the SAFE Notes an amount equal to the face value of their SAFE Notes, prior and in preference to any distribution to the holders of our outstanding capital stock.


OUR SECURITIES


Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share, of which 8,000,000 shares are designated as "Class A Voting Common Stock" (the "**Class A Shares**") and 2,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"). As of December 31, 2019, we had 3,764,285 Class A Shares outstanding and 2,000,000 Class B Shares outstanding.

We also have outstanding SAFE Notes in the aggregate principal amount of $248,000. The SAFE Notes automatically convert into preferred stock at an a 15% discount to the price per share paid by investors in our next preferred stock equity financing conducted at a fixed pre-money valuation; provided, however, if there is a change of control or an initial public offering of the Company's common stock prior to the termination or expiration of the SAFE Notes, the holders of the SAFE Notes shall, at their option, receive (a) a cash payment equal to the face value of the SAFE Notes, or (b) the number of shares of our common stock equal to the face value of the SAFE Notes divided by the price per share equal to the fair market value of our common stock as of the date of such liquidity event, based on the purchase price in connection with such change of control or initial public offering, multiplied by 85%. We entered into Pro Rata Rights Agreements with each holder of SAFE Notes providing them with a preemptive right to purchase their pro rata share of any securities sold in a private placement occurring after the SAFE Notes have converted into common stock, which pro rata share is based on the ratio that the total number of shares of capital stock owned by the investor, bears to the total number of issued and outstanding capital stock outstanding, on a fully diluted basis, calculated as of immediately before the issuance of such securities. If we voluntarily terminate operations, enter into an assignment for the benefit of our creditors or otherwise liquidate, dissolve or wind up, we shall pay the holders of the SAFE Notes an amount equal to the face value of their SAFE Notes, prior and in preference to any distribution to the holders of our outstanding capital stock.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class B Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class B Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

Voting

The holders of our Class A Shares are entitled to one vote per share, however, the holders of Class A Shares issued in this offering shall grant a voting proxy to our Chief Executive Officer, that will limit investors' ability to vote their common stock until the occurrence of events specified in the proxy, which include our initial public offering, our acquisition by another entity or a liquidation event, none of which may never happen. *See Risk Factors - Investors in our Shares will have to assign their voting rights.*

The holders of our Class B Shares have ten (10) votes for each one (1) share of Class B Shares held by them. *See Risk Factors –Our sole officer and a director, owns a majority of our voting shares.*
.

Dividends
The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Shares or Class B Shares if such disparate dividend or distribution is approved by the vote of the holders of the majority of outstanding shares of Class A Shares and Class B Shares, each voting as a separate class.

Subdivisions, Combinations or Reclassification of Shares
Combinations or Reclassifications. Shares of Class A Shares or Class B Shares may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Shares and Class B Shares on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the approval of the holders of a majority of the then outstanding shares of Class A Shares and Class B Shares, each voting as separate classes.

Liquidation, Dissolution or Winding Up
Subject to the preferential or other rights of any holders of preferred stock that may be authorized and issued, upon our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of Class A Shares and Class B Shares will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance upon the approval of the holders of a majority of the then outstanding Class A Shares and Class B Shares, each voting separately as a class.

Merger or Consolidation
In the case of any distribution or payment in respect of the shares of Class A Shares or Class B Shares upon our consolidation or merger with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Shares and Class B Shares as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Shares and Class B Shares is that any securities distributed to the holder of a share Class B Shares have ten times the voting power of any securities distributed to the holder of a share of Class A Shares, or (ii) such merger, consolidation or other transaction is approved by the holders of a majority of the then outstanding Class A Shares and Class B Shares, each voting separately as a class.

Change of Control Class B Vote
Until the first date on which the outstanding shares of Class B Shares represent less than twenty percent (20%) of the total voting power of our then outstanding shares entitled to vote generally in the election of directors, we may not consummate a change in control transaction without first obtaining the approval of the holders of a majority of the then outstanding shares of Class B Shares, voting as a separate class, in addition to any other vote required by applicable law, in our Certificate of Incorporation or Bylaws. A change in control transaction includes (a) the sale, lease, exchange, encumbrance or other disposition (other than (b) the merger or consolidation of us with or into any other entity, other than a merger or consolidation that would result in the Class B Shares outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by our voting securities or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

Conversion of Class B Shares
The holders of Class B Shares may convert their Class B Shares into Class A Shares on a one-for-one basis at any-time. All shares of Class B Shares shall automatically convert into Class A Shares on a one-for-one basis, upon (a) the approval of the holders of a majority of the then outstanding shares of Class B Shares. In addition, our Board may, from time to time, establish such policies and procedures, not in violation of

applicable law or the other provisions of our Certificate of Incorporation, relating to the conversion of the Class B Shares into Class A Shares, as it may deem necessary or advisable.

Preferred stock authorized and/or issued: N/A

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April, 15 2020.

Parallel Flight Technologies, Inc.

By

/s/ Joshua Resnick

Name Joshua Resnick

Title: Chief Executive Officer